UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number 001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the first quarter of 2025.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.

AB Svensk Exportkredit (publ)

Swedish Export Credit Corporation

Interim Report

January - March 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan

Magnus Montan, Chief Executive Officer

Dated: April 25, 2025

AB Svensk Exportkredit Swedish Export Credit Corporation

January–March 2025

(Compared to the period January–March 2024)

●	Net interest income Skr 710 million (3M24: Skr 770 million)
●	Operating profit Skr 577 million (3M24: Skr 216 million)
●	Net profit Skr 458 million (3M24: Skr 171 million)
●	Lending portfolio growth -5.5 percent (3M24: 0.1 percent)
●	New credit and guarantee commitments Skr 12.0 billion (3M24: Skr 14.1 billion)
●	Basic and diluted earnings per share Skr 115 (3M24: Skr 43)
●	After-tax return on equity 7.6 percent (3M24: 3.0 percent)

Equity and balances

(Compared to December 31, 2024)

●	Total capital ratio 24.7 percent (year-end 2024: 22.2 percent)

●	Total assets Skr 350.7 billion (year-end 2024: Skr 368.1 billion)

●	Total lending portfolio Skr 267.9 billion (year-end 2024: Skr 283.4 billion)

– of which sustainability classified lending Skr 54.0 billion (year-end 2024: Skr 53.4 billion)

●	Loans, outstanding and undisbursed Skr 315.5 billion (year-end 2024: Skr 340.3 billion)

●	Outstanding senior debt Skr 305.2 billion (year-end 2024: Skr 325.0 billion)

– of which green borrowings Skr 33.4 billion (year-end 2024: Skr 35.0 billion)

Interim report January–March 2025	Page 2 of 29

Strong profitability in a challenging global environment

SEK has had a strong and active start to 2025. During the first quarter, we have taken important steps in our strategic development and have strengthened our efforts to create long-term customer value – despite operating in a world characterized by global uncertainty and a cautious market situation.

We have continued to develop our offering to both new and existing customers and have welcomed two Swedish export companies as new customers during the period, both of which are active in the renewable energy sector. This is part of our clear strategic direction to make the Swedish export credit system available to more customers.

Stable profitability and strong financial position

Net interest income amounted to Skr 710 million (3M24: Skr 770 million), which was slightly lower than in the same period last year. Net income amounted to Skr 458 million (3M24: Skr 171 million), driven by positive unrealized fair value changes and a positive result from net credit losses. After-tax return on equity, amounted to 7.6 percent (3M24: 3.0 percent). SEK’s total lending portfolio decreased by 5 percent compared to year-end 2024, partly an effect of the Swedish krona strengthening against both the euro and the U.S. dollar. The strengthening of the Swedish krona affects the value of both SEK’s assets and its liabilities in foreign currency. Exchange rate fluctuations have also had a positive impact on capitalization, while net interest income has been negatively affected by lower market interest rates.

On March 25, the Annual General Meeting resolved to distribute almost Skr 1.7 billion for 2024 to our owner, the Swedish state – a clear indicator of our stable financial position and our contribution to the Swedish economy.

New strategic initiatives

As part of our efforts to deliver even greater value to Swedish exporters, we have established two new main functions: Client Relationship Management and Sustainability and Global Trade and Export Finance. The aim of the new organizational structure is to further integrate sustainability into the business and strengthen our offering in global export and project financing.

We have also strengthened our presence in the capital markets by issuing a 10-year benchmark bond of EUR 1 billion at the beginning of the year. The bond was well received by the market and constitutes an important step in our ambition to establish SEK as a recurring issuer in the euro market.

Export financing in a changing world

The current geopolitical situation affects many of our customers. Threats of trade tariffs have created uncertainty in the market and led to several companies delaying investment decisions. There is great uncertainty about future developments. At the same time, we are seeing an increased focus on security and defense in Europe where the Swedish defense industry plays a significant role.

As an important financier of Swedish exports, SEK participated in Defence Expo Sweden in March, a two-day exhibition arranged by the Swedish Security & Defence Industry Association (SOFF) with the purpose of creating a meeting place for dialogue between companies and decision-makers, where we held talks with both Swedish and international parties about future financing solutions in the defense sector.

Strength in change

At the Annual General Meeting, Erik Mattsson was elected as a new member of the Board of Directors, replacing Hanna Lagercrantz. We would like to extend a warm thank you to Hanna Lagercrantz for her committed and valuable contributions to the Board during her time with the Company.

SEK is strongly capitalized and well-equipped to support Swedish export companies in a time that requires both adaptability and a long-term perspective. With a continued focus on sustainability and competitiveness, we are ready to meet the needs of the future – and contribute to Swedish exports being strong in a changing world.

Magnus Montan Chief Executive Officer

Interim report January–March 2025	Page 3 of 29

High activity in a cautious market

SEK worked actively in the first months of the year to bolster its capacity to reach existing and potential customers. SEK has welcomed two new customers that both operate in the field of renewable energy. Nevertheless, given the large volumes that SEK lends in foreign currency, the total lending portfolio has declined since year-end 2024, largely as a result of the stronger Swedish krona.

In the first quarter of 2025, concern in the operating environment impacted exporters and purchasers of Swedish exports and caution dominated the start of the year. The prevailing uncertainty resulted in companies postponing investments, which has also impacted SEK’s lending volumes.

As of March 1, 2025, SEK completed a reorganization within lending operations to better meet customer needs. The existing functions of Client Relationship Management and Sustainability were merged into a new primary function – Client Relationship Management and Sustainability – and a new primary function, Global Trade and Export Finance, was created to further develop SEK’s export and project financing.

SEK’s lending
Skr bn	Jan-Mar 2025	Jan-Mar 2024	Jan-Dec 2024
Total lending portfolio[1]	267.9	283.5	283.4
of which sustainability classified	54.0	45.2	53.4
of which CIRR-loans	95.6	102.1	101.7
Customer growth	-1%	1%	3%

1  Closing balance at period end.

Interim report January–March 2025	Page 4 of 29

Successful issuance of ten-year EUR bond

The start of the year was marked by very active capital markets. SEK borrowed a total of Skr 18.1 billion (3M24: Skr 16.8 billion) with maturities of over one year leading to new long-term borrowing being up slightly, year-on-year. New short-term borrowing totaled Skr 14.3 billion (3M24: Skr 21.3 billion).

Geopolitical conditions and capital market volatility had no impact on SEK’s borrowing opportunities during the quarter. SEK has been active in the markets and maintained focus on broadening its investor base both within short-term and long-term borrowing.

In January 2025, SEK issued a ten-year public EUR-denominated benchmark bond of EUR 1 billion. The issue attracted considerable interest and over 100 investors participated in the offering. The issuance of this bond is in line with the strategic initiative to establish SEK as a regular issuer in the EUR market.

In the first quarter, SEK also launched an updated Sustainability Bond Framework. The framework enables borrowing for SEK through green, social and sustainability bonds and is based on the latest market principles from the International Capital Market Association (ICMA). The updated framework comprises an increased number of selection criteria for projects classed as “sustainable” and clarifies for investors that their investments are exclusively used to support initiatives that provide concrete social or environmental benefits.

SEK’s borrowing
Skr bn	Jan-Mar 2025	Jan-Mar 2024	Jan-Dec 2024
Outstanding senior debt[1]	305.2	329.8	325.0
of which green	33.4	25.3	35.0
New long-term borrowing	18.1	16.8	52.5
New short-term borrowing	14.3	21.3	77.6
Repurchase and redemption of own debt	1.8	4.1	7.4

1  Closing balance at period end.

Interim report January–March 2025	Page 5 of 29

January–March 2025

Operating profit amounted to Skr 577 million (3M24: Skr 216 million). Net profit amounted to Skr 458 million (3M24: Skr 171 million). The increase in net profit compared to the same period in the previous year was primarily due to a positive result for net credit losses as well as a positive outcome for net results of financial transactions.

Net interest income

Net interest income amounted to Skr 710 million (3M24: Skr 770 million), representing a decrease of 8 percent compared to the same period in the previous year. Lower volumes in the lending portfolio and a lower average short-term interest rate in Swedish krona contributed to lower net interest income.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Mar 2025	Jan-Mar 2024	Change
Total lending portfolio	275.7	283.4	-3%
Liquidity investments	61.5	63.1	-3%
Interest-bearing assets	341.9	354.4	-4%
Interest-bearing liabilities	315.1	323.8	-3%

Net results of financial transactions

Net results of financial transactions amounted to Skr 33 million (3M24: Skr -35 million). The results were primarily attributable to unrealized value changes in liquidity investments as well as financial instruments and hedged items.

SEK’s general business model is to hold financial instruments measured at fair value until maturity. Accordingly, the results of market value changes tend to net toward zero over time.

Operating expenses

Operating expenses amounted to Skr -188 million (3M24: Skr -181 million), representing an increase of 4 percent compared to the same period in the previous year. The increase was primarily attributable to increased personnel expenses, as a result of new recruitment of permanent employees replacing existing consultants, and strategic investments.

Net credit losses

Net credit losses amounted to Skr 33 million (3M24: Skr -327 million). Net credit losses were mainly attributable to decreased provisions for expected credit losses in all three stages. The decrease in stage 3 was mainly due to exposures reaching maturity, and the decreases in stage 1 and stage 2, respectively, were mainly due to remeasurement of provisions for expected credit losses (ECLs). See Note 4.

Loss allowances as of March 31, 2025, amounted to Skr -467 million compared to Skr -526 million as of December 31, 2024, of which exposures in stage 3 amounted to Skr -346 million (year-end 2024: Skr -386 million). The provision ratio amounted to 0.14 percent (year-end 2024: 0.15 percent).

Taxes

Tax costs amounted to Skr -119 million (3M24: Skr -45 million), and the effective tax rate amounted to 20.6 percent (3M24: 20.8 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 5 million (3M24: Skr 68 million). This result was mainly attributable to a positive result amounting to Skr 4 million obtained from derivatives in cash flow hedging.

Statement of Financial Position

Total assets and liquidity investments

Total assets decreased by 5 percent compared to year-end 2024. During the first quarter, the Swedish krona strengthened, including against the U.S. dollar and the euro, driving the decrease in the value of the Company’s assets.

Skr bn	March 31, 2025	December 31, 2024	Change
Total assets	350.7	368.1	-5%
Liquidity investments	60.8	62.2	-2%
Total lending portfolio	267.9	283.4	-5%
of which sustainability classified	54.0	53.4	1%
of which CIRR-loans	95.6	101.7	-6%

Liabilities and equity

As of March 31, 2025, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 150 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Interim report January–March 2025	Page 6 of 29

Capital adequacy

As of March 31, 2025, SEK’s total own funds amounted to Skr 22.7 billion (year-end 2024: Skr 23.4 billion). The total capital ratio was 24.7 percent (year-end 2024: 22.2 percent), representing a margin of 7.5 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 17.3 percent as of March 31, 2025. The corresponding Common Equity Tier 1 capital estimated requirement was 12.2 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 12.6 percentage points above the requirement. Overall, SEK is strongly capitalized.

Percent	March 31, 2025	December 31, 2024
Common Equity Tier 1 capital ratio	24.7	22.2
Tier 1 capital ratio	24.7	22.2
Total capital ratio	24.7	22.2
Leverage ratio	9.7	9.6
Liquidity coverage ratio (LCR)	1,053	583
Net stable funding ratio (NSFR)	120	129

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

At SEK’s annual general meeting held on March 25, 2025, Ms. Hanna Lagercrantz stepped down from her position as a member of the Board of Directors of SEK (the “Board”), and Mr. Erik Mattsson was elected as a new member of the Board. Additionally, the Board passed a resolution at the annual general meeting to adopt the income statement and balance sheet in the Annual and Sustainability Report 2024 and to appropriate distributable funds pursuant to the Board’s proposal. At an extraordinary general meeting on the same day, the Board also resolved to authorize the distribution of an extraordinary dividend, amounting to Skr 1,000 million, which resulted in a total dividend to SEK’s owner, the Swedish State, of Skr 1,673 million.

In January 2025, Mr. Mattias Hasselbo assumed the position of Chief Credit Officer (“COO”). SEK’s previous COO, Ms. Teresa Hamilton Burman, will retire in 2025. Mr. Tobias Hornberger was recruited to the position of Chief Financial Officer (“CFO”) of SEK. He will take up his position in June 2025.

To further focus on increased client value and growth, SEK implemented a number of organizational changes within the lending organization in March 2025. The International Finance function was restructured and became Global Trade and Export Finance. Mr. Jens Hedar stepped down from his role as acting CFO and took on the role as head of this new function. Mr. Pontus Davidsson, previously Head of International Finance, took on a new role within the new function. The two existing functions, “Client Relationship Management” and “Sustainability” were combined into a single function where Ms. Maria Simonson, previously Head of Sustainability, became Head of Client Relationship Management and Sustainability. Ms. Susanna Rystedt, Head of Strategy, Business Development and Communications, has taken on the additional role of acting CFO until the new CFO joins SEK.

Pursuant to current Swedish legislation, SEK’s sustainability report for the year 2025 should be prepared in accordance with the CSRD (Corporate Sustainability Reporting Directive). However, in February 2025, the European Commission published an “Omnibus” package intended to simplify sustainability reporting requirements. The package included two proposals referred to as the “stop the clock” and “content” proposals. The “stop the clock” proposal, approved by the EU Parliament and endorsed by the EU Council in April 2025, would, if implemented, postpone SEK’s reporting requirements pursuant to the CSRD by two years until the financial year 2027. Once the directive has entered into force, it will need to be transposed into Swedish law for the legislation to take effect in Sweden. SEK is monitoring the development of this matter in order to ensure that the sustainability report is prepared in accordance with the amended CSRD requirements once transposed into Swedish law. The “content” proposal includes, among other things, a change in scope where an entity’s reporting obligation will primarily depend on whether it has more than 1,000 employees. Entities out of scope may choose to report voluntarily based on the voluntary standards for SMEs (VSME). It is not expected that this proposal will follow the “fast-track” principle, and it should be noted that these remain proposals at this time and, as such, are subject to change. SEK is also monitoring the development of this proposal.

Interim report January–March 2025	Page 7 of 29

The macro environment

In the fourth quarter of 2024, Sweden’s GDP increased by 0.8 percent quarter-on-quarter. Exports increased by 0.7 percent. Unemployment amounted to 8.9 percent at the end of February 2025, which represented an increase compared to the end of November 2024. The rate of inflation in February 2025 was 2.9 percent, which represented an increase from January 2025.

In January, the Riksbank announced that the policy rate would be lowered to 2.25 percent. At the same time, the Riksbank signaled that, if the outlook for inflation and economic activity remains unchanged, the policy rate is likely to remain unchanged in the coming quarters.

SEK believes that, compared with normal conditions, the risk level with respect to external factors with a negative impact on the Company remains high as a result of ongoing armed conflicts and geopolitical tensions, which can negatively affect supply chains and create volatility in financial markets. Russia’s war in Ukraine has little direct financial impact on SEK. The Company has a gross exposure of EUR 5.4 million to one Russian counterparty, where the risk is 100 percent covered, and the exposure dates back prior to the war breaking out. SEK has no exposure to Ukraine or Belarus. Nevertheless, the high level of uncertainty caused by Russia’s war in Ukraine and by other ongoing military conflicts could have a more long-term effect on SEK’s customers and, consequently, on SEK. With the new administration in the United States uncertainty concerning the future of the United States’ commitment to the war in Ukraine and its support for Ukraine has increased.

Threats, and the de facto imposition of trade tariffs and other trade barriers by state actors is reasonably likely to have a negative effect on international trade and is likely to lead to increased inflation and thus potentially reduced demand for lending by SEK. At the other end of the scale, there are major European infrastructure, environmental and defense investments, that can offer great opportunities for SEK.

The armed conflict between Israel on one side and Hamas, Hezbollah, the Houthi militia and Iran on the other has also contributed to geopolitical uncertainty. Given the information available at this moment, these conflicts are not expected to have any material direct financial effect on SEK.

SEK believes that information security threats, particularly in relation to cybersecurity, have increased and remain more acute than before as a consequence of Sweden’s membership in NATO and its support for Ukraine.

Risk factors

SEK’s operations are exposed to various types of risks, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report (Pillar 3) 2024 and Note 29 to the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2024 Annual Report on Form 20-F.

Interim report January–March 2025	Page 8 of 29

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 19.3-21.3 percent and the Common Equity Tier 1 capital ratio should amount to 16.2 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of March 31, 2025.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Jan-Mar 2025	Oct-Dec 2024	Jan-Mar 2024	Jan-Dec 2024
Total lending portfolio[1]	267,927	283,408	283,541	283,408
of which green	38,961	37,422	31,497	37,422
of which social	2,110	2,228	1,631	2,228
of which sustainability-linked	12,947	13,712	12,053	13,712
Loans, outstanding and undisbursed[1]	315,545	340,295	339,848	340,295
New credit and guarantee commitments	11,976	22,174	14,052	90,334
of which to Swedish exporters	6,527	10,561	5,065	40,663
of which to exporters’ customers	5,449	11,613	8,987	49,671

Customer growth	-1%	2%	1%	3%

Outstanding senior debt[1]	305,173	324,995	329,811	324,995
of which green	33,368	34,990	25,300	34,990
New long-term borrowings	18,061	8,131	16,799	52,552
New short-term borrowings	14,318	7,337	21,319	77,561

After-tax return on equity	7.6%	9.2%	3.0%	7.1%

Common Equity Tier 1 capital ratio[1]	24.7%	22.2%	20.8%	22.2%
Tier 1 capital ratio[1]	24.7%	22.2%	20.8%	22.2%
Total capital ratio[1]	24.7%	22.2%	20.8%	22.2%
Leverage ratio	9.7%	9.6%	8.8%	9.6%
Liquidity coverage ratio (LCR)	1,053%	583%	509%	583%
Net stable funding ratio (NSFR)	120%	129%	136%	129%
Risk exposure amount[1]	91,752	105,466	107,523	105,466
1 Closing balance at period end.

See definitions on page 31.

Interim report January–March 2025	Page 9 of 29

Condensed Consolidated Statement of Comprehensive Income (unaudited)

Skr mn	Note	Jan-Mar 2025	Oct-Dec 2024	Jan-Mar 2024	Jan-Dec 2024
Interest income		3,724	4,382	5,079	19,315
Interest expenses		-3,014	-3,604	-4,309	-16,257
Net interest income	2	710	778	770	3,058
Net fee and commission expense		-11	-12	-11	-46
Net results of financial transactions	3	33	25	-35	-40
Total operating income		732	791	724	2,972
Personnel expenses		-118	-112	-108	-445
Other administrative expenses		-56	-61	-57	-229
Depreciation and impairment of non-financial assets		-14	-35	-16	-84
Total operating expenses		-188	-208	-181	-758
Operating profit before credit losses		544	583	543	2,214
Net credit losses	4	33	119	-327	-93
Operating profit		577	702	216	2,121
Tax expenses		-119	-146	-45	-438
Net profit[1]		458	556	171	1,683

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		4	7	-8	56
Tax on items to be reclassified to profit or loss		-1	-2	2	-12
Net items to be reclassified to profit or loss		3	5	-6	44
Items not to be reclassified to profit or loss
Own credit risk		1	197	75	320
Revaluation of defined benefit plans		0	-11	1	-9
Tax on items not to be reclassified to profit or loss		0	-38	-15	-64
Net items not to be reclassified to profit or loss		1	148	61	247

Total other comprehensive income		4	153	55	291

Total comprehensive income[1]		462	709	226	1,974

Skr
Basic and diluted earnings per share[2]		115	140	43	422

1       The entire profit is attributable to the shareholder of the Parent Company.

2       Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Interim report January–March 2025	Page 10 of 29

Consolidated Statement of Financial Position (unaudited)

Skr mn	Note	March 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	5	5,228	5,219
Treasuries/government bonds	5	7,036	4,150
Other interest-bearing securities except loans	5	47,609	52,843
Loans in the form of interest-bearing securities	4, 5	46,351	48,726
Loans to credit institutions	4, 5	19,367	13,529
Loans to the public	4, 5	209,294	224,354
Derivatives	5, 6	7,768	10,643
Shares		10	20
Tangible and intangible assets		165	178
Deferred tax asset		0	1
Other assets		621	286
Prepaid expenses and accrued revenues		7,296	8,145
Total assets		350,745	368,094

Liabilities and equity
Borrowing from credit institutions	5, 7	5,263	8,607
Debt securities issued	5, 7	299,910	316,388
Derivatives	5, 6	8,145	5,227
Other liabilities		6,548	4,490
Accrued expenses and prepaid revenues		7,506	8,798
Provisions		12	12
Total liabilities		327,384	343,522

Share capital		3,990	3,990
Reserves		208	204
Retained earnings		19,163	20,378
Total equity		23,361	24,572

Total liabilities and equity		350,745	368,094

Interim report January–March 2025	Page 11 of 29

Condensed Consolidated Statement of Changes in Equity (unaudited)

Skr mn	Equity	Share capital	Reserves			Retained earnings
			Hedge reserve	Own credit risk	Defined benefit plans
Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Mar 2024	171					171
Other comprehensive income Jan-Mar 2024	55		-6	60	1
Total comprehensive income Jan-Mar 2024	226	–	-6	60	1	171
Dividend	-248					-248
Closing balance of equity March 31, 2024[1]	22,824	3,990	-53	19	2	18,866

Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Dec 2024	1,683					1,683
Other comprehensive income Jan-Dec 2024	291		44	254	-7
Total comprehensive income Jan-Dec 2024	1,974	–	44	254	-7	1,683
Dividend	-248					-248
Closing balance of equity December 31, 2024[1]	24,572	3,990	-3	213	-6	20,378

Opening balance of equity January 1, 2025	24,572	3,990	-3	213	-6	20,378
Net profit Jan-Mar 2025	458					458
Other comprehensive income Jan-Mar 2025	4		3	1	0
Total comprehensive income Jan-Mar 2025	462	–	3	1	0	458
Dividend	-1,673					-1,673
Closing balance of equity March 31, 2025[1]	23,361	3,990	0	214	-6	19,163
1 The entire equity is attributable to the shareholder of the Parent Company.

Interim report January–March 2025	Page 12 of 29

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

Skr mn	Jan-Mar 2025	Jan-Mar 2024	Jan-Dec 2024
Operating activities
Operating profit	577	216	2,121
Adjustments for non-cash items in operating profit	-361	157	542
Income tax paid	-170	-134	-601
Changes in assets and liabilities from operating activities	-1,229	9,066	18,016
Cash flow from operating activities	-1,183	9,305	20,078

Investing activities
Capital expenditures	-1	-3	-17
Cash flow from investing activities	-1	-3	-17

Financing activities
Change in senior debt	3,120	-2,616	-17,757
Derivatives, net	-1,628	-1,511	-660
Dividend paid	–	–	-248
Payment of lease liability	-7	-7	-28
Cash flow from financing activities	1,485	-4,134	-18,693

Cash flow for the period	301	5,168	1,368

Cash and cash equivalents at beginning of the period	5,219	3,482	3,482
Cash flow for the period	301	5,168	1,368
Exchange-rate differences on cash and cash equivalents	-292	147	369
Cash and cash equivalents at end of the period[1]	5,228	8,797	5,219
1 Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January–March 2025	Page 13 of 29

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. Debt

Note 8. CIRR-system

Note 9. Pledged assets and contingent liabilities

Note 10. Capital adequacy and liquidity situation

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

(a) Changes to accounting policies and presentation

SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2024 Annual Report on Form 20-F.

(i) New and amended standards and interpretations applicable for 2025

There are no new or amended IFRS or IFRS Interpretations Committee interpretations applicable for 2025 that have had a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

(ii) Standards issued but not yet effective

For new or amended IFRS or IFRS Interpretations Committee interpretations issued but not yet effective, refer to the Company’s 2024 Annual Report on Form 20-F. SEK is currently assessing any impacts the amendments will have on the primary financial statements, capital adequacy or large exposure ratios.

Interim report January–March 2025	Page 14 of 29

Note 2. Net interest income

Skr mn	Jan-Mar 2025	Oct-Dec 2024	Jan-Mar 2024	Jan-Dec 2024
Interest income
Loans to credit institutions	206	211	249	921
Loans to the public	2,083	2,354	2,522	9,835
Loans in the form of interest-bearing securities	488	541	628	2,351
Interest-bearing securities excluding loans in the form of interest-bearing securities	459	536	685	2,561
Derivatives	410	680	920	3,381
Administrative remuneration CIRR-system	71	51	65	240
Other assets	7	9	10	26
Total interest income[1]	3,724	4,382	5,079	19,315
Interest expenses
Interest expenses	-2,964	-3,543	-4,248	-16,011
Resolution fee[2]	-15	-26	-26	-105
Risk tax	-35	-35	-35	-141
Total interest expenses	-3,014	-3,604	-4,309	-16,257
Net interest income	710	778	770	3,058

1  Interest income calculated using the effective interest method amounted to Skr 2,844 million during January-March 2025 (3M24: Skr 3,558 million).

2  The amount stated for the period January-March 2025 includes a refund of Skr 9.5 million from the Swedish National Debt Office regarding the charged resolution fee for financial year 2023.

Note 3. Net results of financial transactions

Skr mn	Jan-Mar 2025	Oct-Dec 2024	Jan-Mar 2024	Jan-Dec 2024
Derecognition of financial instruments not measured at fair value through profit or loss	1	1	2	5
Financial assets or liabilities at fair value through profit or loss	20	44	-25	-5
Financial instruments under fair-value hedge accounting	12	-20	-7	-35
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	0	0	-5	-5
Total net results of financial transactions	33	25	-35	-40

Interim report January–March 2025	Page 15 of 29

Note 4. Impairments

Skr mn	Jan-Mar 2025	Oct-Dec 2024	Jan-Mar 2024	Jan-Dec 2024
Expected credit losses, stage 1	10	4	48	116
Expected credit losses, stage 2	7	-85	40	-24
Expected credit losses, stage 3	16	210	-415	-178
Established losses	0	-288	-113	-404
Reserves applied to cover established credit losses	–	277	113	393
Recovered credit losses	0	1	0	4
Net credit losses	33	119	-327	-93

Skr mn	March 31, 2025				December 31, 2024
	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	231,577	30,314	6,501	268,392	283,931
Off-balance sheet exposures, before expected credit losses	35,788	16,505	4,374	56,667	66,315
Total, before expected credit losses	267,365	46,819	10,875	325,059	350,246
Loss allowance, loans	-40	-78	-346	-464	-523

Loss allowance, off-balance sheet exposures[1]	-2	-1	0	-3	-3
Total loss allowance	-42	-79	-346	-467	-526
Provision ratio (in percent)	0.02	0.17	3.18	0.14	0.15
1 Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments and committed undisbursed loans, see Note 9.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK	often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	March 31, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-54	-86	-386	-526	-795
Increases due to origination and acquisition	-3	–	0	-3	-20
Net remeasurement of loss allowance	10	7	-1	16	60
Transfer to stage 1	0	0	–	0	3
Transfer to stage 2	0	0	–	0	-189
Transfer to stage 3	–	–	–	–	-95
Decreases due to derecognition	3	0	17	20	155
Decrease in allowance account due to write-offs	–	–	–	–	393
Exchange-rate differences[1]	2	0	24	26	-38
Closing balance	-42	-79	-346	-467	-526
1 Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions.	SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard normally distributed where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.3 and 1.3 for the various probability of default (PD) segments. The base scenarios have been weighted at 80 percent, the downturn scenarios have been weighted at 10 percent, and the upturn scenarios have been weighted at 10 percent between the different PD-segments.

Interim report January–March 2025	Page 16 of 29

Note 5. Financial assets and liabilities at fair value

Skr mn	March 31, 2025
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	5,228	5,228	–
Treasuries/governments bonds	7,036	7,036	–
Other interest-bearing securities except loans	47,609	47,609	–
Loans in the form of interest-bearing securities	46,351	47,394	1,043
Loans to credit institutions	19,367	19,664	297
Loans to the public	209,294	208,836	-458
Derivatives	7,768	7,768	–
Shares	10	10	–
Total financial assets	342,663	343,545	882
Borrowing from credit institutions	5,263	5,263	–
Debt securities issued	299,910	300,050	140
Derivatives	8,145	8,145	–
Total financial liabilities	313,318	313,458	140

Skr mn	December 31, 2024
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	5,219	5,219	–
Treasuries/governments bonds	4,150	4,150	–
Other interest-bearing securities except loans	52,843	52,843	–
Loans in the form of interest-bearing securities	48,726	49,951	1,225
Loans to credit institutions	13,529	13,863	334
Loans to the public	224,354	223,945	-409
Derivatives	10,643	10,643	–
Shares	20	20	–
Total financial assets	359,484	360,634	1,150
Borrowing from credit institutions	8,607	8,607	–
Debt securities issued	316,388	316,375	-13
Derivatives	5,227	5,227	–
Total financial liabilities	330,222	330,209	-13

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F, see Note 1 (f) (vii) Principles for determination of fair value of financial	instruments and (viii) Determination of fair value of certain types of financial instruments.

Interim report January–March 2025	Page 17 of 29

Financial assets in fair value hierarchy

Skr mn	Financial assets at fair value
	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	–	7,036	–	7,036
Other interest-bearing securities except loans	24,487	23,122	–	47,609
Derivatives	–	7,736	32	7,768
Shares	10	–	–	10
Total, March 31, 2025	24,497	37,894	32	62,423
Total, December 31, 2024	22,648	44,969	39	67,656

Financial liabilities in fair value hierarchy

Skr mn	Financial liabilities at fair value
	Level 1	Level 2	Level 3	Total
Debt securities issued	–	14,589	3,075	17,664
Derivatives	–	6,990	1,155	8,145
Total, March 31, 2025	–	21,579	4,230	25,809
Total, December 31, 2024	–	18,193	4,942	23,135

There were no transfers during the period (year-end 2024: no transfers during the period).

Financial assets and liabilities at fair value in Level 3, 2025

Skr mn	January 1, 2025	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	March 31, 2025
Debt securities issued	-3,452	–	230	–	–	15	-15	147	-3,075
Derivatives, net	-1,451	–	92	–	–	-16	–	252	-1,123
Net assets and liabilities	-4,903	–	322	–	–	-1	-15	399	-4,198

Financial assets and liabilities at fair value in Level 3, 2024

Skr mn	January 1, 2024	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2024
Debt securities issued	-8,271	–	4,870	–	–	-81	3	27	-3,452
Derivatives, net	-2,279	–	1,176	–	–	92	–	-440	-1,451
Net assets and liabilities	-10,550	–	6,046	–	–	11	3	-413	-4,903
1   Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions.
The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of March 31, 2025, amounted to a Skr 0 million gain (year-end 2024: Skr 1 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its	prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/– 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Interim report January–March 2025	Page 18 of 29

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	March 31, 2025
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	0	Correlation	0.12 – (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-1,016	Correlation	0.12 – (0.12)	Option Model	-18	18
Other	-107	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-1,123				-18	18
Equity	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
FX	-2,961	Correlation	0.12 – (0.12)	Option Model	18	-18
		Credit spreads	10BP – (10BP)	Discounted cash flow	14	-14
Other	-114	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Sum debt securities issued	-3,075				32	-32
Total effect on total comprehensive income					14	-14
Derivatives, net, December 31, 2024	-1,451				-18	18
Debt securities issued, December 31, 2024	-3,452				34	-34
Total effect on total comprehensive income, December 31, 2024					16	-16

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/– 10 basis points,	respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	March 31, 2025	December 31, 2024	Jan-Mar 2025	Jan-Mar 2024
CVA/DVA, net[1]	-18	-17	-1	8
OCA[2]	266	265	1	75

1  Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2  Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Interim report January–March 2025	Page 19 of 29

Note 6. Derivatives

Derivatives by category

Skr mn	March 31, 2025			December 31, 2024
	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	5,491	962	502,805	5,066	919	531,122
Currency-related contracts	2,277	7,076	143,482	5,577	4,120	154,836
Equity-related contracts	–	–	–	–	70	90
Contracts related to commodities, credit risk, etc.	–	107	3,204	–	118	4,648
Total derivatives	7,768	8,145	649,491	10,643	5,227	690,696

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. Debt

Debt by category

Skr mn	March 31, 2025	December 31, 2024
Currency-related contracts	4,406	4,802
Interest rate-related contracts	300,653	320,014
Equity-related contracts	–	54
Contracts related to commodities, credit risk, etc.	114	125
Total debt	305,173	324,995
of which denominated in:
Skr	21,557	22,509
USD	183,569	203,141
EUR	71,426	67,070
AUD	9,436	10,281
GBP	9,587	10,238
CHF	4,108	4,461
Other currencies	5,490	7,295

The information is disclosed in accordance with FFFS 2014:21.

Note 8. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses include interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of March 31, 2025, concessionary loans outstanding amounted to Skr 58 million (year-end 2024: Skr 64 million) and operating profit for the program amounted to Skr -1 million (3M24: Skr -2 million) for the period January-March 2025. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 0 million (3M24: Skr 0 million).

Interim report January–March 2025	Page 20 of 29

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jan-Mar 2025	Oct-Dec 2024	Jan-Mar 2024	Jan-Dec 2024
Interest income	563	571	586	2,302
Interest expenses	-598	-538	-523	-2,070
Interest compensation	–	–	–	–
Exchange-rate differences	1	1	1	1
Profit before compensation to SEK	-34	34	64	233
Administrative remuneration to SEK	-71	-51	-65	-240
Operating profit CIRR-system	-105	-17	-1	-7
Reimbursement to (–) / from (+) the State	105	17	1	7

Statement of Financial Position for the CIRR-system

Skr mn	March 31, 2025	December 31, 2024
Cash and cash equivalents	0	0
Loans	95,573	101,657
Derivatives	3,797	3,939
Other assets	363	217
Prepaid expenses and accrued revenues	1,858	1,817
Total assets	101,591	107,630
Liabilities	99,976	106,093
Derivatives	135	266
Accrued expenses and prepaid revenues	1,480	1,271
Total liabilities	101,591	107,630
Commitments
Committed undisbursed loans	37,216	42,007

Note 9. Pledged assets and contingent liabilities

Skr mn	March 31, 2025	December 31, 2024
Collateral provided
Cash collateral under the security agreements for derivative contracts	6,179	3,201
Contingent liabilities[1]
Guarantee commitments	9,049	9,428
Commitments[1]
Committed undisbursed loans	47,618	56,887

1	For expected credit losses in guarantee commitments and committed undisbursed loans, see Note 4.

Interim report January–March 2025	Page 21 of 29

Note 10. Capital adequacy and liquidity situation

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12, FFFS 2008:25 and FFFS 2010:7. For further information on capital adequacy and risks, see Note 29 to the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F and see SEK’s Capital Adequacy and Risk Management (Pillar 3) Report 2024.

Capital Adequacy Analysis

	March 31, 2025	December 31, 2024
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	24.7	22.2
Tier 1 capital ratio	24.7	22.2
Total capital ratio	24.7	22.2

1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount.
See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	March 31, 2025		December 31, 2024
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	7,340	8.0	8,437	8.0
of which Tier 1 requirement of 6 percent	5,505	6.0	6,328	6.0
of which minimum requirement of 4.5 percent	4,129	4.5	4,746	4.5
Pillar 2 capital requirements[3]	3,367	3.7	3,871	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	11,990	13.1	11,106	10.5
Capital buffer requirements	3,749	4.1	4,317	4.1
of which Capital conservation buffer	2,294	2.5	2,637	2.5
of which Countercyclical buffer	1,455	1.6	1,680	1.6
Pillar 2 guidance[5]	1,376	1.5	1,582	1.5
Total risk-based capital requirement including Pillar 2 guidance	15,832	17.3	18,207	17.3

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013,
on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012).
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest
Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 29, 2021.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).
5	The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU)
no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount.
The Pillar 2 guidance is not a binding requirement.

	March 31, 2025	December 31, 2024
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	227,314	234,139
Off-balance sheet exposures	6,571	8,775
Total exposure measure	233,885	242,914
Leverage ratio[2]	9.7%	9.6%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	March 31, 2025		December 31, 2024
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,017	3.0	7,288	3.0
Pillar 2 guidance[2]	351	0.2	365	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	7,368	3.2	7,653	3.2

1	Expressed as a percentage of total exposure amount.
2	The Swedish FSA has on September 29, 2021, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of
0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January–March 2025	Page 22 of 29

Own funds – Adjusting items

Skr mn	March 31, 2025	December 31, 2024
Share capital	3,990	3,990
Retained earnings	18,457	18,413
Accumulated other comprehensive income and other reserves	455	241
Independently reviewed profit net of any foreseeable charge or dividend	275	1,255
Common Equity Tier 1 (CET1) capital before regulatory adjustments	23,177	23,899
Additional value adjustments due to prudent valuation	-80	-84
Intangible assets	-22	-22
Fair value reserves related to gains or losses on cash flow hedges	0	3
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	-218	-217
Negative amounts resulting from the calculation of expected loss amounts	-157	-180
Insufficient coverage for non-performing exposures	-2	-2
Total regulatory adjustments to Common Equity Tier 1 capital	-479	-502
Total Common Equity Tier 1 capital	22,698	23,397
Total Own funds	22,698	23,397

Minimum capital requirements exclusive of buffer

Skr mn	March 31, 2025			December 31, 2024
	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	5,034	5,006	401	5,532	5,528	442
Equity exposures	10	15	1	20	30	2
Exposures in default	5	5	0	6	6	1
Total credit risk standardized method	5,049	5,026	402	5,558	5,564	445
Credit risk IRB method
Central Governments	211,315	8,684	695	211,834	9,159	733
Financial institutions[2]	33,024	6,369	510	34,067	6,153	492
Corporates[3]	142,911	63,217	5,057	147,820	75,541	6,043
Assets without counterparty	392	392	31	213	213	17
Total credit risk IRB method	387,642	78,662	6,293	393,934	91,066	7,285
Credit valuation adjustment risk	n.a.	2,222	178	n.a.	1,936	154
Foreign exchange risk	n.a.	1,476	118	n.a.	1,498	120
Commodities risk	n.a.	4	0	n.a.	7	1
Operational risk	n.a.	4,362	349	n.a.	5,395	432
Total	392,691	91,752	7,340	399,492	105,466	8,437

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 5,397 million (year-end 2024: Skr 5,899 million), Risk exposure amount of Skr 1,069 million
(year-end 2024: Skr 1,513 million) and Capital requirement of Skr 85 million (year-end 2024: Skr 121 million).
3	Of which related to specialized lending: EAD Skr 7,412 million (year-end 2024: Skr 7,322 million), Risk exposure amount of Skr 5,236 million
(year-end 2024: Skr 5,019 million) and Capital requirement of Skr 419 million (year-end 2024: Skr 402 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Interim report January–March 2025	Page 23 of 29

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of March 31, 2025, the capital requirement related to relevant exposures in Sweden was 72 percent (year-end 2024: 74 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of March 31, 2025, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.14 percentage points (year-end 2024: 0.12 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (SREP) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Liquidity Coverage Ratio

Skr bn, 12-month average	March 31, 2025	December 31, 2024
Total liquid assets	61.7	64.1
Net liquidity outflows[1]	12.4	14.9
Liquidity outflows	23.5	26.0
Liquidity inflows	11.2	11.2
Liquidity Coverage Ratio	629%	518%

1	Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net Stable Funding Ratio

Skr bn	March 31, 2025	December 31, 2024
Available stable funding	239.9	272.5
Requiring stable funding	199.5	211.0
Net Stable Funding Ratio	120%	129%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Liquidity reserve1

Skr bn	March 31, 2025					December 31, 2024
	Total	Skr	EUR	USD	Other	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	20.0	7.0	6.0	7.0	–	25.3	11.0	8.0	6.3	–
Securities issued or guaranteed by municipalities other public entities	19.9	5.5	4.2	10.2	–	18.3	7.1	3.8	7.4	–
Covered bonds issued by other institutions	13.2	13.0	0.2	–	–	13.1	13.1	–	–	–
Balances with National Debt Office	2.5	2.5	–	–	–	1.0	1.0	–	–	–
Total liquidity reserve	55.6	28.0	10.4	17.2	–	57.7	32.2	11.8	13.7	–

1	The liquidity reserve is a part of SEK’s liquidity investments.

Information on Liquidity reserve is included in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January–March 2025	Page 24 of 29

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
	March 31, 2025		December 31, 2024		March 31, 2025		December 31, 2024		March 31, 2025		December 31, 2024
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	144.5	43.2	148.3	42.6	43.0	69.2	49.3	68.2	187.5	47.2	197.6	47.0
Regional governments	17.2	5.1	18.2	5.3	0.6	0.9	0.5	0.7	17.8	4.5	18.7	4.5
Multilateral development banks	5.3	1.6	7.0	2.0	–	–	–	–	5.3	1.3	7.0	1.7
Public Sector Entity	1.0	0.3	1.0	0.3	–	–	–	–	1.0	0.3	1.0	0.2
Financial institutions	27.6	8.2	28.0	8.0	5.5	8.9	6.1	8.4	33.1	8.3	34.1	8.1
Corporates	139.2	41.6	145.7	41.8	13.1	21.0	16.4	22.7	152.3	38.4	162.1	38.5
Equity exposures	0.0	0.0	0.0	0.0	–	–	–	–	0.0	0.0	0.0	0.0
Total	334.8	100.0	348.2	100.0	62.2	100.0	72.3	100.0	397.0	100.0	420.5	100.0

Net exposure by region and exposure class, as of March 31, 2025

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.1	–	0.4	–	176.6	8.5	1.9	187.5
Regional governments	–	–	–	–	–	16.5	1.3	0.0	17.8
Multilateral development banks	–	0.8	–	–	–	–	4.5	–	5.3
Public Sector Entity	–	–	–	–	–	–	1.0	–	1.0
Financial institutions	0.0	–	0.9	2.2	0.0	17.7	12.3	–	33.1
Corporates	0.1	0.9	2.8	7.7	3.0	104.1	33.0	0.7	152.3
Equity exposures	–	–	–	–	–	0.0	–	–	0.0
Total	0.1	1.8	3.7	10.3	3.0	314.9	60.6	2.6	397.0

Net exposure by region and exposure class, as of December 31, 2024

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.1	–	0.4	–	187.4	7.7	2.0	197.6
Regional governments	–	–	–	–	–	17.1	1.5	0.1	18.7
Multilateral development banks	–	0.7	–	0.5	–	–	5.8	–	7.0
Public Sector Entity	–	–	–	–	–	–	1.0	–	1.0
Financial institutions	0.0	–	0.9	2.2	–	18.8	12.2	–	34.1
Corporates	0.1	1.1	3.0	8.4	3.3	110.2	35.1	0.9	162.1
Equity exposures	–	–	–	–	–	0.0	–	–	0.0
Total	0.1	1.9	3.9	11.5	3.3	333.5	63.3	3.0	420.5

Interim report January–March 2025	Page 25 of 29

Net exposure to European countries, excluding Sweden

Skr bn	March 31, 2025	December 31, 2024
Luxembourg	9.0	10.7
France	8.8	7.0
United Kingdom	8.0	8.8
Denmark	7.5	6.9
Germany	6.8	6.5
Finland	6.6	8.2
Norway	3.7	3.6
Belgium	2.7	3.0
Poland	2.0	2.1
The Netherlands	1.7	1.4
Austria	1.6	1.7
Ireland	1.4	1.4
Spain	1.1	2.2
Portugal	0.8	0.8
Switzerland	0.6	0.7
Serbia	0.2	0.3
Italy	0.2	0.2
Slovakia	0.1	0.1
Estonia	0.1	0.1
Czech Republic	0.1	0.2
Iceland	0.1	0.1
Latvia	0.1	0.1
Lithuania	0.0	0.2
Total	63.2	66.3

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2024 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2024 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January–March 2025	Page 26 of 29

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of the Consolidated Group’s operations and financial position and results and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, April 25, 2025

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Paula da Silva	Reinhold Geijer	Katarina Ljungqvist
Director of the Board	Director of the Board	Director of the Board

Erik Mattsson	Carl Mellander	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

July 18, 2025	Interim report for the period January 1 – June 30, 2025
October 21, 2025	Interim report for the period January 1 – September 30, 2025

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 25, 2025, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2024 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January–March 2025	Page 27 of 29

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

* After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

* Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

* Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

* CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green loans

SEK offers green loans that promote the transition to a climate-smart and environmentally sustainable economy. Green loans are categorized under SEK’s framework for green bonds. The purpose is to stimulate green investments that are environmentally sustainable and contribute to one or more of the six environmental objectives in the EU taxonomy.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

* Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 9).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

* New credit and guarantee commitments

New credit and guarantee commitments refer to all new credits and guarantees accepted regardless of their maturity. Not all new credit and guarantee commitments are reported in the consolidated statement of financial position and consolidated statement of cash flows, but a certain portion represents committed, undisbursed credits, see Note 9. The reported amounts of committed, undisbursed credits may change upon disbursement as they are reported in the statement of financial position, for example due to changes in exchange rates. Furthermore, committed credits do not necessarily result in a disbursement and thus a credit on the balance sheet. New credit and guarantee commitments are intended to provide the reader with a picture of the inflow of new business during the reporting period.

* New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

* Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are categorized according to SEK’s “Sustainability bond framework”. The purpose is to stimulate investments that are socially sustainable, such as in healthcare, education, basic infrastructure, or food security.

Sustainability classified loans

Sustainability classified loans refer to green, social and sustainability-linked loans.

Sustainability-linked loans

Sustainability-linked loans consist of working capital finance that promote the borrower’s sustainability efforts, which in turn support environmental and socially sustainable economic activities and growth. SEK’s sustainability-linked loans are based on International Loan Market Association’s (LMA) Sustainability-Linked Loan Principles.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January–March 2025	Page 28 of 29

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission	SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK can finance the industry’s transition in Sweden and abroad.
The mission includes making available fixed-interest export credits within the officially supported CIRR-system.

SEK’s vision	SEK’s vision is a more sustainable world through increased Swedish exports.

SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.

SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.

SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Interim report January–March 2025	Page 29 of 29